CONSENT OF PETER MONTANO

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F ("Annual Report") being filed by B2Gold Corp. (the "Company"), for the year ended December 31, 2024, including any amendments or exhibits thereto, and the references to, and the information extracted from, (i) the report titled "Fekola Complex, Mali, NI 43-101 Technical Report" dated effective December 31, 2023, (ii) the mineral reserve estimates for the Fekola Complex, (iii) the stockpile estimates for the Fekola Open Pit, (iv) mineral reserve estimates for the Masbate Gold Project (v) the stockpile estimates for the Masbate project, (vi) the report titled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, (vii) the mineral reserve estimates within open pits, underground mining for the Otjikoto Mine, (viii) the stockpile estimates for the Otjikoto Mine, (ix) the report titled "National Instrument (NI) 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada" dated effective 28 March 2025, (x) the open pit and stockpile mineral reserves for the Goose Project, and in each case, to the references, as applicable, to the undersigned's name as an expert or qualified person in or incorporated by reference into the Annual Report the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of the Company if applicable, as amended.

/s/ Peter Montano
Peter Montano, Vice President, Projects March 28, 2025